Filed by Southern Community Financial Corporation

And Capital Bank Financial Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended.

And Deemed Filed Pursuant to Rule 14a-12 1934

Under the Securities Exchange Act of 1934

Subject Company: Southern Community Financial Corporation

(Commission File No.: 000-33227)

CONTACT:

F. Scott Bauer	Chris Marshall
Southern Community Financial Corporation	Capital Bank Financial Corp.
Phone: 336-768-8500	Phone: 704-554-5901
Email: scott.bauer@smallenoughtocare.com	Email: cmarshall@nafhinc.com

Capital Bank Financial Corp. to Acquire Southern Community Financial Corporation

Merger expected to make Southern Community stronger and more competitive

Winston-Salem, N.C. – March 27, 2012: Capital Bank Financial Corp. (“CBF” or the “Company”), parent of Capital Bank, N.A., announced today that it has signed a definitive agreement to acquire 100% of the stock of Southern Community Financial Corporation (“SCMF”) for $2.875 per share. SCMF is the parent of Southern Community Bank and Trust, a bank with $1.5 billion in assets and 22 branches in Winston-Salem, the Piedmont Triad, and other North Carolina markets.

“This transaction maximizes value for our investors and creates growth opportunities for our employees,” said Southern Community founding director Dr. William G. Ward, who serves as Chairman. “We are very confident that Capital Bank is the best partner to insure that Southern Community customers will continue to receive the exceptional local service they have long valued.”

SCMF shareholders may elect to receive their payment in cash or stock, with total consideration consisting of 40% cash and 60% newly issued shares of CBF, which will be exchanged at a fixed ratio of 0.131 based on a value for CBF of $22 per share, subject to certain adjustments. Additionally, SCMF shareholders will receive non-transferable contingent value rights entitling them to receive up to $1.30 per share in cash five years after the effective date of the transaction based on 75% of the savings to the extent that legacy loan and foreclosed asset losses are less than a prescribed dollar amount.

Southern Community, founded in 1996, currently controls the third largest share of deposits in the Winston-Salem MSA (Metropolitan Statistical Area), the fourth largest MSA in North Carolina. It operates in the neighboring counties of Guilford, Stokes, Surry and Yadkin counties with a branch each in Raleigh and Asheville.

“With so many banks challenged in the aftermath of the financial crisis, it’s gratifying to know we had turned our financial performance around in 2011 after recording profits in three consecutive quarters,” said Southern Community President and CEO F. Scott Bauer. “Our credit trends are seeing continuing marked improvement and capital levels remain above all regulatory requirements.”

“Even so, this merger will make us stronger and more competitive and that is rewarding for the many people who have been there for us during the good and the challenging times,” Bauer said. “The loyalty of our customers, the commitment of our employees and the support of our shareholders have made our organization uniquely special through the years.”

Southern Community will be represented on both the parent and bank boards of CBF. Dr. Ward will join Capital Bank Financial Corp. as a director and he and Vice Chairman James G. Chrysson will join its subsidiary, Capital Bank, as directors.

Gene Taylor, chairman and CEO of CBF commented, “We are very excited to welcome our new Southern Community teammates to the Capital Bank family. With Southern Community’s attractive franchise and our strong access to capital, we will be well-positioned to help customers in all of the markets Southern Community has served so well.”

Chris Marshall, Capital Bank’s CFO stated, “This acquisition continues to demonstrate the disciplined execution of our business plan and the expansion of our franchise into the most attractive markets in the Southeast.”

Pro forma for the transaction, Capital Bank, NA will have $8.1 billion in assets and 165 branches in North Carolina, South Carolina, Tennessee, Virginia, and Florida.

The transaction is subject to shareholder and regulatory approvals, the registration of CBF’s common stock and other customary closing conditions and is expected to close in the second quarter of 2012.

Wachtell, Lipton, Rosen & Katz acted as legal advisor for CBF. Stifel, Nicolaus & Co., Inc. served as financial advisor and Williams Mullen as legal advisor to SCMF.

About SCMF

Southern Community Financial Corporation is headquartered in Winston Salem, North Carolina and is the holding company of Southern Community Bank and Trust, a community bank with twenty-two banking offices throughout North Carolina.

Southern Community Financial Corporation’s common stock and trust preferred securities are listed on the NASDAQ Global Select Market under the trading symbols SCMF and SCMFO, respectively. Additional information about Southern Community is available on our website at www.smallenoughtocare.com or by email at investor.relations@smallenoughtocare.com.

About Capital Bank Financial Corp.

Capital Bank Financial Corp. is a national bank holding company that was incorporated in the State of Delaware in 2009. CBF has raised approximately $900 million of equity capital with the goal of creating a regional banking franchise in the southeastern region of the United States. CBF has previously invested in First National Bank of the South, MetroBank of Dade Country, Turnberry Bank, TIB Financial Corp., Capital Bank Corporation and Green Bankshares, Inc. CBF is the parent of Capital Bank N.A., a national banking association with approximately $6.5 billion in total assets and 143 full-service banking offices throughout southern Florida and the Florida Keys, North Carolina, South Carolina, Tennessee and Virginia. CBF is also the parent company of Naples Capital Advisors, Inc., a registered investment advisor.

To learn more about Capital Bank visit www.capitalbank-us.com.

For more information, contact Ignacio Munoz, at (212) 906-0754.

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Information in this document contains forward-looking statements. Such forward looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” or “continue,” or the negative thereof or other variations thereof or comparable terminology. These statements involve risks and uncertainties that could cause actual results to differ materially from anticipated results or other expectations expressed in the forward-looking statements, including without limitation, the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, the outcome of any legal proceedings that may be instituted following the announcement of the merger agreement, the inability to complete the transactions contemplated by the merger agreement for any reason, including the failure to obtain any required approvals, failure to achieve the expected benefits of the proposed transaction, the effect of the announcement or the consummation of the proposed transaction on any relationships with third parties, including customers, risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction, any costs, fees and expenses associated with the proposed transaction, market and economic conditions, the management of our growth, the risks associated with loan portfolio and real estate holdings, local economic conditions affecting retail and commercial real estate, ability to integrate our management into our acquired institutions without encountering potential difficulties, geographic concentration in the southeastern region of the United States, the potential for the interests of the other shareholders of Capital Bank, N.A. to differ from those of the Company, restrictions imposed by Capital Bank, N.A.’s loss sharing agreements with the FDIC, the assumptions and judgments required by loss share accounting and the acquisition method of accounting, competition within the industry, dependence on key personnel, government legislation and regulation, the risks associated with identification, completion and integration of any future acquisitions, risks related to technology and information systems, risks associated with the limited liquidity of CBF’s common stock, and the other risks and uncertainties discussed in SCMF’s SEC Filings, including its Annual Report on Form 10-K for the year ended December 31, 2011. Neither the Company nor Southern Community undertakes any duty to update any forward-looking statements except as required by law.

Additional Information About this Transaction

In connection with the proposed transaction, Capital Bank Financial Corp. (“CBF”) intends to file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Southern Community Financial Corporation (“SCMF”) and that also constitutes a prospectus of CBF. CBF and SCMF also plan to file other relevant documents with the SEC regarding the proposed transaction. THE SHAREHOLDERS OF SCMF ARE URGED TO READ THE PROXY STATEMENT/ OFFERING CIRCULAR AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders of SCMF will be able to obtain a free copy of the proxy statement / prospectus (when available) and the other documents filed by CBF and SCMF with the SEC at the SEC’s website at http://www.sec.gov, and filed by SCMF by accessing SCMF’s website at http://www.smallenoughtocare.com under the heading "Investor Relations" or by directing a request by telephone or mail to Southern Community Financial Corporation, 4605 Country Club Road, Winston-Salem, North Carolina 27104-3521, Attention: Corporate Secretary, (336) 768-8500.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

Participants in the Solicitation

SCMF and its directors, executive officers, certain members of management, and employees may have interests in the proposed transaction or be deemed to be participants in the solicitation of proxies of SCMF’s shareholders to approve the matters necessary to be approved to facilitate the proposed transaction. Certain information regarding the participants and their interest in the solicitation is set forth in the proxy statement for SCMF’s Annual Meeting of Shareholders filed with the SEC on April 13, 2011. Shareholders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus relating to the proposed transaction when it becomes available.